Exhibit 99.1

February 20, 2018

Nutrien Declares Quarterly Dividend of US$0.40 per Share and Announces Intention to Commence Normal Course Issuer Bid

Nutrien Ltd. (Nutrien) announced today that its Board of Directors has declared a quarterly dividend of US$0.40 per common share payable on April 20, 2018 to shareholders of record on March 29, 2018. The dividend represents a 27 percent increase from its legacy companies combined payout level. Nutrien will target a stable and growing dividend that represents 40 to 60 percent of free cash flow after sustaining capital through the cycle.

Nutrien’s Board of Directors also approved the purchase of up to five percent of Nutrien’s outstanding common shares over a one-year period through a normal course issuer bid (NCIB).

“Today’s announcement reflects the confidence in our business to generate strong and growing free cash flow,” said Nutrien President and Chief Executive Officer Chuck Magro. “Nutrien is the leading global crop input company, with significant leverage to a recovery in agricultural markets and earnings stability from our integrated platform. We are committed to returning cash to shareholders, while maintaining the financial strength to deliver on growth opportunities that provide superior long-term returns.”

Nutrien intends to file a business acquisition report on EDGAR and SEDAR on February 26, 2018 in connection with the arrangement involving Agrium Inc. and PotashCorp of Saskatchewan Inc. Pro-forma unaudited consolidated statement of earnings and balance sheet information will be disclosed in this report. Nutrien will also provide additional pro-forma financial information on its website.

Quarterly Dividend

Registered shareholders who are residents of Canada as reflected in Nutrien’s shareholders register, as well as beneficial holders (i.e. shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co., will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily exchange rate on March 29, 2018. Registered shareholders resident outside of Canada as reflected in Nutrien’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in U.S. dollars. However, registered shareholders of Nutrien may elect to change the currency of their dividend payments to U.S. dollars or Canadian dollars, as applicable. In addition, Nutrien offers registered shareholders direct deposit by electronic funds transfer for dividend payments.

Registered shareholders may elect to change the currency of their dividend and enroll for direct deposit by contacting, Nutrien’s registrar and transfer agent, AST Trust Company (Canada), directly (1-800-387-0825 or inquiries@astfinancial.com). Beneficial shareholders, who hold their shares through a broker, should contact their broker to determine the ability and necessary steps involved in an election to change the currency of their dividend payment. For further details, please visit www.nutrien.com/investors/shareholder-information/dividends.

All dividends paid by Nutrien are, pursuant to subsection 89(14) of the Income Tax Act (Canada), designated as eligible dividends.

Normal Course Issuer Bid

Under the NCIB, purchases may be made through the facilities of the Toronto Stock Exchange (TSX), the New York Stock Exchange or alternative Canadian trading systems or as otherwise permitted by the Canadian Securities Administrators. Nutrien has received approval of the TSX for the NCIB. The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Nutrien. Nutrien believes that, purchasing its own common shares represents an attractive investment opportunity, is in the best interests of the company and is consistent with Nutrien’s objective of delivering a strong return of capital to its shareholders over time. As of February 12, 2018, Nutrien had 644,198,473 common shares outstanding and therefore under the NCIB Nutrien would be permitted to repurchase up to 32,209,923 of its outstanding common shares. Common shares purchased under the NCIB will be cancelled.

The NCIB will be effected in accordance with the TSX’s normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Nutrien’s common shares on the applicable exchange. Subject to exceptions for block purchases, Nutrien will limit daily purchases of common shares on the TSX in connection with the NCIB to no more than 25 percent (244,293) of the average daily trading volume of the common shares on the TSX (977,173) during any trading day. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order. Purchases of common shares may commence on or about February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the company has acquired the maximum number of common shares allowable or otherwise decides not to make any further repurchases. Nutrien intends to enter into an automatic purchase plan with a broker which will enable Nutrien to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these black-out periods, common shares may be purchased in accordance with management’s discretion.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. For further information visit us at www.nutrien.com.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to Nutrien’s intention to commence an NCIB and, if accepted by the TSX, the timing, methods and quantity of any purchases of common shares under the NCIB, and the date of the filing of Nutrien’s business acquisition report.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, including expectations and assumptions concerning: Nutrien’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash for repurchases of common shares under the NCIB, the existence of alternative uses for Nutrien’s cash resources and compliance with applicable laws and regulations pertaining to an NCIB. Although

Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: Nutrien’s future capital requirements, market and general economic conditions, demand for Nutrien’s products, and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation or applicable U.S. federal securities laws.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com